UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:	001-34840

China Kanghui Holdings

(Exact name of registrant as specified in its charter)

No. 11 North Changjiang Road, Xinbei District Changzhou, Jiangsu Province 213022, People’s Republic of China (86-519) 8519-5556

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.001 per share American Depositary Shares, each representing six Ordinary Shares

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, China Kanghui Holdings has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MEDTRONIC CHINA KANGHUI HOLDINGS (formerly known as China Kanghui Holdings)

Date:	November 19, 2012	By:	/s/ Chad M. Cornell
		Name:	Chad M. Cornell
		Title:	Sole Director and Duly Authorized Person